Exhibit 1.1

Articles of Association

for

Eksportfinans ASA

This is a translation of the controlling Norwegian text. The Articles of Association were amended on April 10, 2002.

I	Company, Location of office, Objectives

§ 1

Eksportfinans ASA is a public limited company. The Company was established on 2 May 1962.

The Company’s registered office is located in Oslo.

The objective of the Company is to conduct financing operations:

(A)	for the export industries, including but not limited to:

(i)	the export of goods and services,
(ii)	the establishment and acquisition of manufacturing facilities and companies,
(iii)	investments in exportorientated means of production and plant,
(iv)	the establishment of foreign stocks of goods, and
(v)	domestic contracts where foreign credit is a competitive factor;

(B)	approved or requested by Norwegian authorities and

(C)	through its subsidiary to regional and local authorities.

By financing operations is meant operations as defined in the Financial Services Act of 10 June 1988, no. 40, including without limitation the raising of debt and other financial transactions and management of borrowed and own liquid funds.

II	Shareholders, Acquisition of shares, Shareholder guarantee, Registration of shares

§ 2

Only banks and the Norwegian State may own shares in the Company.

The Company’s continuing liabilities, including debt raised internationally, contracted or incurred before the date of force and effect of these Articles of Association, see §19, are guaranteed on a pro rata basis by the shareholders of the Company. Each shareholder’s part of the guarantee corresponds to its percentage of the share capital.

The guarantee does not cover the Company’s subordinated loan capital or government guaranteed borrowings. Subject as set out above, the guarantee covers other borrowings subject to deductions for the total of loans granted by the Company which are secured by government guarantees.

The Company’s shareholders do not guarantee bond issues, loans and continuing liabilities incurred or contracted on or after 1 January 1996, which is the date these Articles of Association enter into force and effect, see §19. The companys’ shares are registered in the Norwegian Registry of Securities in accordance with the Securities Registration Act of 14 June 1985.

III	Risk capital

§ 3

The share capital is NOK 1,593,532,500.- made up of 151,765 nominal shares of NOK 10,500.-each.

The Company’s risk capital shall at all times meet the requirements of the Financial Institutions and Activities Act of 10 June 1988, § 2-9 second paragraph and § 3-17, and also the provisions made pursuant to § 2-9 and § 3-17 of the same Act.

The Board may, with the consent of the authorities, decide that the Company shall raise subordinated loan capital.

The Company’s subordinated loan capital shall be unsecured and fully paid, and shall rank after the Company’s ordinary liabilities. Subordinated loan capital shall have an average maturity of at least five years.

IV	Board of Directors

§ 4

The Board of Directors shall have a minimum of six and a maximum of eight members to be elected by the Council of Representatives. The Company’s managing director shall be a permanent member of the Board.

Board members are elected for a term of two years.

The chairman and deputy chairman of the Board are elected by and among the elected members of the Board for a period of two years.

§ 5

The chairman shall ensure that Board meetings are held at least once every quarter, and otherwise as often as required by the activities of the Company or when a director so demands.

To be valid, a Board resolution must have been adopted at a meeting where at least half of all the directors have voted for the resolution.

§ 6

The affairs of the Company are under the direction of the Board of Directors and the managing director.

The Board is thus vested with the authority, inter alia, to:

1.	Make decisions on raising loans.
2.	Grant loans and stipulate loan terms.
3.	Decide on the management of the Company’s liquid funds.
4.	Submit a recommendation to the Council of Representatives concerning the appointment of the managing director.
5.	Grant procuration and special authorisations.

The Company is committed by two directors jointly. The managing director is authorised to commit the Company by his signature alone.

The managing director is responsible for the daily conduct of the Company’s business in accordance with the instructions and authorisation issued by the Board and approved by the Council of Representatives.

V	Council of Representatives

§ 7

The Council of Representatives is composed of a minimum of twelve members and six alternate members. 1 member and 1 alternate member are elected by and among the employees. All other members and alternate members are elected by the General Meeting.

Members and alternate members are elected for a period of two years.

The chairman and deputy chairman of the Council of Representatives are elected for a period of two years.

§ 8

The chairman shall convene the Council of Representatives at least two times a year and otherwise when deemed necessary by the chairman or when the Board, the Control Committee or at least two members so demand.

The Council of Representatives constitutes a quorum when more than half of the members are present. A valid resolution requires the support of at least half of the members present.

In the event of a tied vote the vote of the chairman shall be decisive.

§ 9

The Council of Representatives shall ascertain that the objectives of the Company are furthered in accordance with the law, the Articles of Association and the resolutions of the General Meeting and the Council of Representatives. The Council of Representatives shall:

1.	Elect the Board of Directors.
2.	Appoint the managing director.
3.	Appoint the auditor.
4.	Examine the reports of the Control Committee.

5.	Examine the profit and loss account and balance sheet, the annual report and the auditor’s report, and issue statements concerning these to the General Meeting.

VI	Control Committee

§ 10

The Control Committee is composed of three members and one alternate member who are elected by the General Meeting. One member shall have the qualifications required for judges, pursuant to the Courts Act of 13 August 1915, § 52, 2nd paragraph. The election of this member shall be approved by the Norwegian Banking, Insurance and Securities Commission.

Elections are for a period of two years.

VII	Audit

§ 11

The auditor shall be a chartered accountant.

VIII	General Meeting

§ 12

The General Meeting is the Company’s highest authority.

An ordinary General Meeting shall be held each year before the end of April.

An extraordinary General Meeting shall be held when considered necessary by the Board, the Control Committee, the Council of Representatives or its chairman.

A General Meeting is convened by the chairman of the Council of Representatives. The notice of meeting shall be given in writing with at least 14 days’ notice for an ordinary General Meeting and/or extraordinary General Meeting.

§ 13

At the ordinary General Meeting the following business shall be dealt with:

1.	Adoption of the profit and loss account and the balance sheet.
2.	Application of the profit for the year or coverage of the deficit in accordance with the adopted balance sheet, and the distribution of dividends.
3.	Election of members and alternate members to the Council of Representatives.
4.	Election of the Control Committee.
5.	Stipulation of remuneration of the Company’s elected officers.
6.	Other matters pertaining by law or these Articles of Association to the General Meeting.

IX	Election committee

§ 14

The election of members to the Council of Representatives, the Board of Directors and the Control Committee is prepared by an Election committee. The Election committee has four members. Three of the members are elected by the General Meeting and shall be representatives of the Shareholders. The Chairman of the Counsel of Representatives is a permanent member of the Election committee and shall chair its meetings. The members of the Election committee are elected for a period of two years. The Chairman of the Board of Directors and the Chief Executive Officers shall but without any voting rights, be called to at least one meeting before the committee makes its final resolution. The election committee shall be informed of the member and alternate member to the Council of Representatives who have been elected by and among the employees.

X	The Company’s activities

§ 15

The Company may issue bonds or raise long-term or short-term loans in other forms. The Company may raise loans in the Norwegian and international money and capital markets.

In financial transactions to effect the management of borrowed and own liquid funds the Company may employ financial instruments such as deposits, securities, swaps, options, warrants etc.

§ 16

The operations of the Company shall be conducted in accordance with sound commercial principles.

Loans shall be made:

1.  with the support of guarantees from Norwegian or foreign banks, Norwegian or foreign insurance companies, Norwegian or foreign companies which without credit support or specific security are assumed to be capable of raising long term loans in the international capital markets and moneymarkets, the Norwegian Government or legal entities (including the Norwegian Guarantee Institute for Export Credits) whose guarantee may be equated with a guarantee from the Norwegian Government or guarantees from sovereign states and their regional or local authorities with high creditworthiness, including legal entities whose guarantee may be equated with a guarantee from a sovereign state or its regional or local authorities with high creditworthiness, or

2.  with the support of mortgages on bank deposits in Norwegian and foreign banks, bonds and other negotiable debt instruments issued or guaranteed by legal persons who may issue a guarantee under 1. above, or real estate up to 50 per cent of an acceptable assessed value for loan purposes, or

3.  without additional credit support if the borrower is a legal entity which may issue a guarantee under 1. above.

XI	Annual accounts

§ 17

The financial year shall coincide with the calendar year.

The profit and loss account and balance sheet recommended by the Board, as well as the Board’s annual report and the auditor’s report, shall be presented to the Control Committee for comment and thereafter be submitted to the Council of Representatives. The Council of Representatives shall issue a statement to the General Meeting concerning the annual accounts recommended by the Board.

Extracts of the accounts shall be published in the daily press after consideration by the Council of Representatives and at the latest by the end of April.

XII	Miscellaneous provisions

§ 18

The age limit for the managing director is 67 years.

§ 19

These Articles of Association enters into force and effect upon being approved according to the Financing Activities Act § 3-3 fifth subsection.

Eksportfinans ASA — Dronning Mauds gate 15 — P.O.Box 1601 Vika, N-0119 Oslo
Telephone +47 22 01 22 01 — Telefax +47 22 01 22 02 — Telex 78213 exfin n — Foretaksregisteret NO 816 521 432